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MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

BEST AVAILABLE COPY

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

PROCESSED
MAR 2 2 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-6 FISCAL YEAR: 12-31-05

(03/94)

ARLS
12-31-05



EUROPEAN BANK
for Reconstruction and Development

Income statement and balance sheet

for the year ended

31 December 2005

Income Statement

For the year ended 31 December 2005

	Year to 31 December 2005 € million	Restated Year to 31 December 2004 € million
Interest and similar income		
From loans	**416.9**	310.3
From fixed-income debt securities and other interest	**363.3**	236.9
Interest expense and similar charges	**(410.0)**	(222.9)
Net interest income	**370.2**	324.3
Net fee and commission income	**19.4**	17.6
Dividend income	**97.8**	53.2
Net gains from share investments at fair value through profit or loss	**488.6**	126.0
Net gains from available-for-sale share investments	**552.5**	108.7
Net gains/(losses) from available-for-sale Treasury assets	**10.0**	(1.7)
Net (losses)/gains from dealing activities and foreign exchange	**(0.7)**	25.7
Fair value movement on non-qualifying hedges	**6.1**	4.8
Operating income	**1,543.9**	658.6
General administrative expenses	**(201.8)**	(173.4)
Depreciation and amortisation	**(17.1)**	(16.4)
Operating profit before provisions	**1,325.0**	468.8
Provisions for impairment of loan investments and guarantees	**200.6**	(67.2)
Net profit for the year	**1,525.6**	401.6

Amendments to and interpretations of the International Financial Reporting Standards in 2005 have resulted in a number of changes to the Bank's accounting policies. The 2004 comparative figures have been restated to conform to the new accounting policies.

Balance Sheet

At 31 December 2005

	€ million	31 December 2005 € million	€ million	Restated 31 December 2004 € million
Assets				
Placements with and advances to credit institutions	3,800.1		684.5	
Collateralised placements	1,475.3		1,645.1	
	5,275.4		2,329.6	
Debt securities				
Trading	709.4		832.3	
Available-for-sale	6,908.0		5,293.4	
	7,617.4		6,125.7	
		12,892.8		8,455.3
Other assets				
Derivative financial instruments	2,318.2		2,622.0	
Other	1,137.3		597.3	
		3,455.5		3,219.3
Loan investments				
Loans	7,819.3		7,613.3	
Less: Provisions for impairment	(323.5)		(507.5)	
	7,495.8		7,105.8	
Share investments				
Share investments at fair value through profit or loss	1,550.0		226.8	
Available-for-sale share investments	2,629.3		2,425.0	
	4,179.3		2,651.8	
		11,675.1		9,757.6
Intangible assets		16.2		18.1
Property, technology and office equipment		12.3		13.6
Paid-in capital receivable		326.6		567.7
Total assets		28,378.5		22,031.6
Liabilities				
Borrowings				
Amounts owed to credit institutions	978.1		913.3	
Debts evidenced by certificates	15,929.4		12,965.6	
		16,907.5		13,878.9
Other liabilities				
Derivative financial instruments	356.6		570.2	
Other	1,261.6		699.8	
		1,618.2		1,270.0
Total liabilities		18,525.7		15,148.9
Members' equity				
Subscribed capital	19,789.5		19,789.5	
Callable capital	(14,592.8)		(14,592.8)	
Paid-in capital		5,196.7		5,196.7
Reserves and retained earnings		4,656.1		1,686.0
Total members' equity		9,852.8		6,882.7
Total liabilities and members' equity		28,378.5		22,031.6
Memorandum items				
Undrawn commitments		6,679.4		5,179.2

European Bank
for Reconstruction and Development

EMBARGOED UNTIL 15:00hrs (GMT)
Date: 8 March 2006

Contact: Jazz Singh
Tel: +44 20 7338 7931
Email: Singhja@ebrd.com
Visit: www.ebrd.com

EBRD investments reach new levels

€4.3 billion invested in 151 projects

In 2005, the EBRD committed €4.3 billion which was more money in more investments than ever, driven mainly by operations in southeast Europe, the Caucasus, Russia and Central Asia.

With 151 projects across the region, business volume rose most sharply in southeast Europe, the Caucasus and Central Asia: 58 per cent of total new commitments in 2005, up from 47 per cent in 2004. In Russia, business remained strong, accounting for €1.1 billion, or 26 per cent. Central Europe and the Baltic states accounted for €700 million or 16 per cent of investments, down from 23 per cent a year earlier.

The EBRD's investments are designed to foster the transition to full market economies of its 27 countries of operations. In 2005, 85 per cent of new projects were rated as having good or excellent potential transition impact. New investments in 2005 helped repair flood-damaged roads in Romania, improve energy efficiency in steel plants in Bosnia and Herzegovina and FYR Macedonia, rehabilitate roads in Azerbaijan, modernise industrial plants in Russia, expand telecommunication services in Kazakhstan, and increase access to financing for rural Polish entrepreneurs.

The EBRD attracted €2.6 billion of co-financing from commercial banks, export credit agencies and other international financial institutions. Donors contributed another €79 million to support the preparation and implementation of projects and strengthen the investment environment. Cumulative net business volume – all loans and equity investments signed over the past 15 years -- rose to €30.3 billion from €25.3 billion. Working with outside investors, the EBRD mobilised a further €64.1 billion for a total project value of €94.4 billion to support transition – or more than three euros of investment for every euro the EBRD invests.

Steven Kaempfer, Vice President, Finance and Acting First Vice President, said the 2005 results significantly exceed operational and financial targets for the year and reflect the Bank's commitment to promoting transition, as well as the strength of the region's economic performance and of financial markets in 2005. The results mark a clear trend to combining major loans and investments with smaller, often more complicated projects and a geographical emphasis that is increasingly focused on countries to the south and east of the region. The quality of the new projects flow and existing portfolio performance together with a robust pipeline of potential new projects bode well for operational activity ahead, he added.

The net profit after provisions was €1.5 billion, reflecting particularly strong returns from the equity portfolio especially in Central Europe. Profits, which were up from €401.6 million (restated) in 2004, will be added to reserves and reinvested to underwrite higher risk as the Bank is forecasting more

projects in more difficult investment environments in less advanced transition countries. The income statement included unrealised gains on associate share investments totalling €366.2 million which were recognised for the first time at fair value in the financial statements in light of changes to International Financial Reporting Standards (IFRS) and their application. Also, the Bank revised its provisioning estimate for loan portfolio impairment in response to developments in best practice IFRS application. The Bank's net profit before unrealised gains on associate share investments and the impact of the revised provisioning estimate was €1 billion.

Mr Kaempfer noted that the Bank's income and reserves will be significantly more volatile year-to-year with movements in the fair value of the share investment portfolio.

The net profit of treasury activities was ahead of target at €56.4 million from €74.9 million in 2004. Administrative expenditure remained within budget at €224.6 million. The Bank's budgeted expenditure has remained below zero real growth for the last 12 years.

The Bank's reserves increased from €1.7 billion (restated) at the end of 2004 to €4.7 billion at the end of 2005, primarily reflecting the net profit for the year and an increase in net unrealised gains on the Bank's share investments at fair value. At 31 December 2005 the EBRD had authorised capital of €20 billion and its paid-in capital and reserves were €9.9 billion

The balance sheet and profit-and-loss account are available upon request.

The following euro exchange rates, as of 31 December 2005, were used in the preparation of the financial statements: £0.687 and US$1.183.

The EBRD classifies its countries of operations by their progress in transition towards a market economy (Russia is treated separately):

- *Early/intermediate/less advanced transition countries represent:* Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Serbia and Montenegro, FYR Macedonia, Georgia, Kazakhstan, Kyrgyz Republic, Moldova, Romania, Tajikistan, Turkmenistan, Ukraine, Uzbekistan.
- *Advanced:* Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic, and Slovenia.

###

The EBRD, owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in central and eastern Europe and the Commonwealth of Independent States.

Financial highlights

€ million – All figures audited	2005	2004*	2003*	2002*	2001*
Operating profit before provisions	1,325.0	468.8	339.5	112.2	172.8
Provisions for losses	200.6	(67.2)	(11.3)	(45.5)	(15.6)
Net profit	1,525.6	401.6	328.2	66.7	157.2
Reserves and retained earnings	4,656.1	1,686.0	911.7	619.7	488.7
Paid-in capital	5,196.7	5,196.7	5,196.7	5,196.7	5,196.7

*Amendments to and interpretations of the International Financial Reporting Standards in 2005 have resulted in a number of changes to the Bank's accounting policies as explained in the "accounting policies" section of the financial statements. The figures for previous years have been restated to conform to the new accounting policies.

- Net profit from Banking operations €1.5 billion vs €321.9 million (restated) in 2004.
- Net profit from Treasury operations (before the fair value movement on non-qualifying hedges) €56.4 million vs €74.9 million in 2004.
- Provisions for loans stood at €323.5 million, or 4.1% of disbursed outstanding loans, compared with €507.5 million, or 6.7%, at year-end 2004.

Operational highlights

€ million – All figures audited	2005	2004	2003	2002	2001
Annual business volume	4,277	4,133	3,721	3,899	3,656
Net cumulative business volume	30,313	25,323	22,668	21,647	20,219
Total project value	94,408	78,542	68,490	69,163	67,765
Portfolio	16,798	15,324	14,766	14,576	14,160
Operating assets (excluding fair value adjustments)	*10,118*	*10,145*	*9,102*	*9,102*	*8,838*
Annual gross disbursements	2,151	3,398	2,105	2,419	2,442

- €4.3 billion of new business, including 151 projects, with €2.2 billion of disbursements
- Geographic distribution: €2.46 billion, or 58%, committed to early and intermediate transition countries (2004: €1.93 billion); €1.12 billion, or 26%, to Russia (2004: €1.24 billion); and €699 million, or 16%, to advanced transition countries (2004: €964 million).
- Total cumulative project value of EBRD investments now stands at €38.2 billion in the advanced countries, €36.4 billion in the early/intermediate, and €19.9 billion in Russia.
- New investments made in each of the Bank's 27 countries of operations
- Private-sector share of investments was 76 % in 2005 from 86% a year earlier.
- Proportion of equity investments decreased from 17% of annual business volume in 2004 to 13% in 2005, but the number of such investments increased by 41% to 31 in 2005.
- 85% of new investments in 2004 are expected to have a "good" or "excellent" impact on the transition process in future.
- Extended 492,936 loans (vs 330,254 in 2004) amounting to some €2.7 billion through lending programmes for micro and small enterprises. MSE programmes have now provided 1,277,841 loans in total, worth more than €7 billion.
- The Bank attracted €2.6 billion in co-financing from commercial banks, export credit agencies and international financial institutions.
- Donors led by the European Commission, Canada, Italy, Japan and the United States also contributed €79 million for technical cooperation activities.

END